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                             March 22, 2022

       Stamatios Tsantanis
       Chairman & Chief Executive Officer
       United Maritime Corp
       154 Vouliagmenis Avenue
       166 74 Glyfada
       Greece

                                                        Re: United Maritime
Corp
                                                            Draft Registration
Statement on Form 20FR12B
                                                            Submitted February
23, 2022
                                                            CIK No. 0001912847

       Dear Mr. Tsantanis:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form 20FR12B submitted February 23, 2022

       Explanatory Note, page 3

   1. We note your disclosure here and in footnote 1 to your beneficial ownership table that the
                                                        Series B Preferred
Shares will have substantially the same terms, including voting rights,
                                                        as the Parent   s
Series B preferred shares, and will have no substantial economic rights but will initially entitle
your Chairman and Chief Executive Officer to exercise voting power equal to 49.99% of the
total number of votes entitled to vote on any matter submitted to a vote of your
shareholders. Please clarify the meaning of "initially" in these disclosures.
 Stamatios Tsantanis
FirstName  LastNameStamatios Tsantanis
United Maritime  Corp
Comapany
March      NameUnited Maritime Corp
       22, 2022
March2 22, 2022 Page 2
Page
FirstName LastName
2. Please revise the Explanatory Note to highlight that while your common shares have one vote per share, each of your 20,000 Series B preferred shares presently outstanding has
         25,000 votes per share.
3. Please disclose here the reasons why you have designated the Series B Preferred Shares and why the Parent will distribute 20,000 of your Series B preferred shares to the holder
         of all of Parent   s issued and outstanding Series B preferred shares.
Risk Factors
We are a "foreign private issuer," which could make our common stock less attractive to some investors or otherwise harm our stock price, page 29

4. Please revise your disclosure to clarify that the described exemptions and scaled disclosures as a result of your status as a foreign private issuer will be available to you even if you no longer qualify as an emerging growth company.
Item 3. Key Information
D. Risk Factors
Risks Relating to the Spin-Off
We have no operating history as a publicly-traded company, and our historical financial..., page
35

5.       Considering that prior to the planned spin-off, you operated as part
of your parent   s
         broader corporate organization and that your historical financial information does not reflect changes that you expect to experience in the future, tell us how you considered providing pro forma disclosure per Rule 11-02(a)(6)(ii) of Regulation S-X.
ITEM 4. INFORMATION ON THE COMPANY, page 37

6. We note that you currently have one time charter. Please disclose all material terms of your time charter agreement, including any provisions regarding termination of the agreement. In addition, please file the time charter agreement as an exhibit to your registration statement or provide us an analysis explaining why you are not required to do
         so. Refer to Instruction 4(b)(ii) of the Instructions to Exhibits of Form 20-F.
 Stamatios Tsantanis
FirstName  LastNameStamatios Tsantanis
United Maritime  Corp
Comapany
March      NameUnited Maritime Corp
       22, 2022
March3 22, 2022 Page 3
Page
FirstName LastName
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Loan Arrangements , page 56

7. Please tell us what consideration you have given to filing the July 15, 2020 loan facility agreement.
Item 5. Operating and Financial Review and Prospects
Important Measures and Definitions for Analyzing Results of Operations Performance Indicators, page 58

8. It appears that the non-GAAP measure Net operating revenues should be renamed considering the way it is calculated and because this name appears to be similar to the title for a GAAP financial statement line item. Refer to Item
10(e)(1)(ii)(E) of Regulation S-
         K.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
B. Compensation, page 62

9. We note your disclosure that your executive officers are employed pursuant to employment and consulting contracts. Please file these agreements as exhibits to your registration statement or advise as to why you are not required to do so. Refer to
         Instruction 4(c) of the Instructions to Exhibits of Form 20-F.
Notes to the Carve-out Financial Statements
Note 2. Significant Accounting Policies
(n) Revenue Recognition, page F-10

10. The tabular presentation of amounts derived from spot charters appears to include a non-
         GAAP measure equal to Vessel revenues, net of commissions less Voyage expenses.
         Please revise this presentation as it appears to be inconsistent with
Item 10(e)(1)(ii)(C) of
         Regulation S-K. This comment also applies to the disclosure of amounts derived from time charters on page F-11.
General

11. We note the disclosure in your filing that your fleet consists exclusively of one Capesize vessel and that your current lack of diversification could make you vulnerable to adverse developments in the maritime dry bulk shipping industry and demand for Capesize vessels in particular. We further note that you have entered into an agreement with the Parent pursuant to which the Parent will have a right of first refusal for Capesize vessel sales and purchases made by you. Please further describe the reasons for the spin-off transaction.

        You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Ethan Horowitz,
Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Packebusch, Staff Attorney, at (202)
 Stamatios Tsantanis
United Maritime Corp
March 22, 2022
Page 4

551-8749 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.



                                                        Sincerely,
FirstName LastNameStamatios Tsantanis
                                                        Division of Corporation
Finance
Comapany NameUnited Maritime Corp
                                                        Office of Energy &
Transportation
March 22, 2022 Page 4
cc:       Will Vogel
FirstName LastName